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Exhibit 99.5

Bookham Technology plc

July 8, 2003

        Oxfordshire, UK - 8 July 2003: Bookham Technology plc (the 'Company') announces that on 7 July 2003 it received notification from AMVESCAP PLC ('AMVESCAP') that following the purchase of 7,200,000 ordinary shares in the Company on 3 July the holding of AMVESCAP and subsidiary companies on behalf of discretionary clients increased to 29,018,498 ordinary shares, representing 14.15% of the issued share capital of the Company. None of these shares are beneficially owned by AMVESCAP.

        AMVESCAP also notified that the above holding includes two notifiable holdings: INVESCO Perpetual UK Growth Fund now holds 12,576,115 ordinary shares (6.13% of the Company's issued share capital) and INVESCO Perpetual International Equity Fund now holds 7,050,916 ordinary shares (3.44%). Both holdings are registered in the name of Vidacos Nominees Limited.

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  Exhibit 99.5